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Astris Energi Inc. · 6-K · For 02/24/05,  Filed On 02/24/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 24, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 02/24/05, Filed On 02/24/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated February 24, 2005	3

EXHIBIT 1

ASTRIS ENERGI SIGNS CO-VENTURE AGREEMENT WITH PLASMA ENVIRONMENTAL TECHNOLOGIES

MISSISSAUGA, ONTARIO, CANADA, February 24, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has signed a Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology.

PET co-owns the rights with Kinectrics Inc. to a plasma-assisted gasifier (“PAG”) technology that allows for the destruction of municipal solid wastes, both hazardous and non-hazardous, and converts them into a syngas that is rich in hydrogen. Waste (feedstock) that may be converted into hydrogen by the PAG includes sorted municipal solid waste (MSW) with a high BTU value, agricultural waste, de-watered sludges, and chipped tires. The energy produced can either be sold, or used internally to supplement the site’s electricity costs. This form of distributed, alternative energy is a rapidly growing niche market.

The first of three phases outlined in the agreement will be to determine the suitability of the hydrogen gas produced in the PAG waste destruction process for use in Astris’ hydrogen AFC systems and for PET to make adjustments, if necessary to their current PAG.

Upon completion of Stage 1, Stage 2 of the Agreement calls for PAG installations that will be developed to demonstrate the practical application of the PAG process in conjunction with Astris’ AFC-powered generators. It is anticipated that this Stage will be financed by appropriate stakeholders such as local, provincial, or federal governments, or special interest groups.

In addition, PET has agreed to introduce Astris to any of its current or future clients who might desire to purchase or use Astris’ services or products. For this, PET will be paid a mutually agreed to commission.

“Hydrogen distribution is currently a large component of the total fuel cost for our fuel cell systems, directly impacting operations costs,” said Peter Nor, VP Marketing and Corporate Development of Astris Energi. “The PAG installation could supply hydrogen where it is needed. The waste stream produced at a manufacturing plant for example, could be used to produce fuel for special purpose vehicles powered by AFCs, such as fork-lift trucks and golf cars. This Agreement with PET has the potential to develop significant new revenue streams for Astris.”

“The Agreement with Astris Energi represents another significant opportunity for Plasma Environmental Technologies,” said John Wright, President and CEO of PET. “Astris’ AFC technology is a natural fit for our PAG process since it is more tolerant of certain impurities in the fuel stream and the installation site will be another demonstration of the practicality of our technology. We are excited with the opportunity to partner with Astris Energi.”

About Astris Energi Inc. (www.astris.ca)
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website.

About Plasma Environmental Technologies Inc. (www.plasmaenvironmental.com)

Plasma Environmental Technologies Inc. is a Canadian public company that trades on the Canadian Venture Exchange (symbol: PE). PET develops and markets plasma-based systems for the safe and cost-effective destruction of hazardous and non-hazardous wastes. Plasma technology is a thermal, non-incineration process that destroys liquid, gaseous, and solid wastes by breaking apart their molecular bonds and reforming them into non-hazardous by-products or commodities for commercial use.

About Kinectrics (www.kinectrics.com)

Kinectrics was formerly a division of Ontario Hydro and is now an independent company formed to help the North American energy sector improve business performance through science and engineering. Based in Toronto, Kinectrics applies its expertise to generation, transmission, distribution, and industrial energy services. Kinectrics is also internationally renowned in the field of environmental engineering, including applications of plasma arc technology.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Alex Falconer
Plasma Environmental Technologies Inc.
Ph: 905-332-9693
Fx: 905-332-9792
Email: falconer@plasmaenvironmental.com
Web: http://www.plasmaenvironmental.com